Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b) under the
Securities Exchange Act of 1934
Subject Company: Commerce Bancorp, Inc.
SEC Registration Statement No.: 333-147304
The information presented, which includes a transcript from an RBC Capital Markets Canadian Bank CEO Conference on January 15, 2008, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause The Toronto-Dominion Bank’s (the “Bank”) results to differ materially from those described in the forward looking statements can be found in the Bank’s 2007 Annual Report on Form 40-F filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). In addition to the factors found in the Bank’s 2007 Annual Report, the following factors relating to the Commerce Bancorp, Inc. (“Commerce”) transaction, among others, could also cause actual results to differ materially from those expressed in the forward-looking statements described earlier: the ability to obtain the approval of the transaction by Commerce stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.
The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a definitive proxy statement/prospectus that has been mailed to Commerce shareholders and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC, because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which was filed with the Securities and Exchange Commission on November 29, 2007, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce’s directors and executive officers is available in Commerce’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

THE FOLLOWING IS A TRANSCRIPT FROM AN RBC CAPITAL MARKETS CANADIAN BANK CEO CONFERENCE ON JANUARY 15, 2008.
TD BANK FINANCIAL GROUP
RBC CAPITAL MARKETS CANADIAN BANK CEO CONFERENCE
JANUARY 15, 2008
DISCLAIMER

THE INFORMATION CONTAINED IN THIS TRANSCRIPT IS A TEXTUAL REPRESENTATION OF THE TORONTO-DOMINION BANK’S (THE “BANK”) PRESENTATION AT THE RBC CAPITAL MARKETS CANADIAN BANK CEO CONFERENCE AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE. IN NO WAY DOES THE BANK ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THE BANK’S WEB SITE OR IN THIS TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE CONFERENCE REPLAY ITSELF AND THE BANK’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
FORWARD-LOOKING INFORMATION

From time to time, the Bank makes written and oral forward-looking statements, including in this transcript, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, the Bank’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2008 and beyond, and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The economic assumptions for 2008 for each of our business segments are set out in the 2007 Annual Report under the headings “Economic Outlook” and “Business Outlook and Focus for 2008”, as updated in the subsequently filed quarterly Reports to Shareholders. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors — many of which are beyond our control — that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the management discussion and analysis section of the Bank’s 2007 Annual Report and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank’s ability to execute its strategies, including its integration, growth and acquisition strategies and those of its subsidiaries, particularly in the U.S.; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank’s risk management framework, including the risk that the Bank’s risk management models do not take into account all relevant factors; the possible impact on the Bank’s businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 59 of the Bank’s 2007 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
In addition to the factors described above, the following factors relating to the Commerce Bancorp, Inc. (“Commerce”) transaction, among others, could also cause actual results to differ materially from those expressed in the forward-looking statements described on the earlier slide: the ability to obtain the approval of the transaction by Commerce stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.

The proposed merger transaction involving the Bank and Commerce will be submitted to Commerce’s shareholders for their consideration. The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a definitive proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which was filed with the Securities and Exchange Commission on November 29, 2007, its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce’s directors and executive officers is available in Commerce’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.
CORPORATE PARTICIPANT

Ed Clark	President & CEO, TD Bank Financial Group
CONFERENCE PARTICIPANT

André Hardy	RBC Capital Markets — Analyst
PRESENTATION

André Hardy — RBC Capital Markets — Analyst
Okay, we’ll get started with our last big bank presenter. We have Ed Clark, President and CEO of TD [Bank] Financial Group, a position he’s held since late 2002. And of course, Ed came to TD following the Canada Trust merger in 2000. Ed’s known as a retail banker, but don’t forget he’s spent time in capital markets and many years in government, as well.
So, Ed, perhaps the first question I’ll ask you is you’ve clearly been a bank that’s been less impacted by the hot topics or the topics we’ve seen, but perhaps address the indirect impacts, whether it be margins, Canada or U.S., and perhaps how you take advantage of the dislocation we’ve seen in capital markets and credit markets.

Ed Clark — TD Bank Financial Group — President & CEO
Well, I should actually answer — that’s your second question. The first question is was I carrying my RIM, and I said yes. There it is, sir. That’s my RIM. So I’ll show you how out of it in technology terms I am.
So I think for us — I’ve been asked the question a lot of times about what keeps you up at night, what are you worrying about? It’s the same sort of question. One of the things I keep saying into our system is you may not be on the train, but if you’re standing on the station watching this train go by and it has a train wreck, you can still get hurt.

And so, I think the thing that we worry about most is unanticipated second and third rounds effects of what happens when you have this kind of financial services crisis. And so, the obvious thing for us within Canada is the prime/BA spread has narrowed. It’s probably, I don’t know, we’ll see at the end of the first quarter — I think it’s probably less impactful to us than it is for other people because we’ve got such a strong deposit base. But there’s no question that’s a negative factor for us.
In our credit derivative business, I think if we talk to the marketplace, we have historically run a very simple basis trade, buying a liquid instrument, a cash instrument, offsetting it with the non-cash instrument, same duration, same term. That trade has kind of disappeared. And when it disappears, then what happens is you take the mark to market. You’ll get the money back in the end, but in the interim period.
And then the third impact has been in the United States, in the deposit business. We had thought in the summer, leading into August, we actually found the deposit business turning around. Certainly Banknorth is growing deposits quite strongly, and I’d say that actually continued for a fair amount of time, into sort of October, when the U.S., the whole banking industry seemed to deteriorate again.
And I think the big thing has been the arrival of the large mega banks into the U.S. retail market, using the retail market as a vehicle to raise wholesale funds. And so, the pricing regime, I think, is unprecedented, that at one point we noticed that when the last Fed cut came, many of the major players raised their deposit rates, rather than lowered the deposit rates, because really the cut was reflecting the troubles in the wholesale raising capacities of these major U.S. banks.
And so, that’s definitely you’re facing a dilemma that you either slow down your deposit growth or you’ll hurt your margins. So I’d say those are the three things that affect us. We scour the market to say, as the bank that didn’t get into trouble, is there something that we ought to be doing?
I’d say probably the honest answer is we have our plate full with what we’re doing now. We’re not unhappy with how we’re positioned, and so I’m not sure. It would have to be a pretty good opportunity for us to do something that’s not what we’re doing right now.

André Hardy — RBC Capital Markets — Analyst
Sure, and talk about perhaps the philosophy over the last years has been very clear — lots of risk in the market that wasn’t priced, you were not willing to take it. Do we see the approach shift in upcoming years, or was this a permanent risk reduction that was undertaken?

Ed Clark — TD Bank Financial Group — President & CEO
Yes, I don’t actually call it a — maybe I do sometimes say risk reduction, but I think it is more nature of risk you like or not. I mean, I think if you start back philosophically, we’re operators. What we hammer away at is we have to be building franchise. You have to, if you want to run one of my businesses, have to be able to describe in fairly simple terms why you’re going to win the ties. So why did you go up against a competitor? What is the actual permanent competitive advantage you built yourself?
So you start with a philosophical view that says that’s what you are. You’re franchise builders. And then, secondly, I take a look at, I guess, as a Canadian bank, you look and you say, why doesn’t every investor just put all his money in the Canadian banks? And there’s a simple answer to that is, well, because they blow up every seven years.
And so you say you run these businesses, and in our case, now 85% of our earnings that the debate is are our earnings going to grow next year and how fast they’re going to grow, not are they going to blow up. And then you say, well, then you go out on this end of the business and you attach this little volatility to it and you’re just destroying the P/E value of that 85%, so why do you do that?

So I think we came and basically said, well, why don’t we just take out the tail risk? This isn’t that complicated. Let’s just go through and every time we see tail risk, get rid of the tail risks. And so, we didn’t write reinsurance. We bought reinsurance. We didn’t write credit derivatives. We bought credit derivatives.
So just across the board, we looked at the structured products and said what was Coventry? Coventry was having commercial paper buyers buy our right-tail risk. That’s really what that structure was. And so we said let’s just get out of all of that.
But that doesn’t mean — I don’t want to pretend that we don’t take risks. We do take transparent, understandable risk, and I think that’s why our securities dealer has grown where it’s grown to. And frankly, when I tell investors, don’t kid yourself, I’ve substituted a different form of risk, which is operational risk. When you pay the goodwill that we paid over the last few years, growing this franchise, we’re betting that we can absorb those entities, operate them and continue to have them grow earnings.
So it’s not like we’re taking no risk. It’s just we’re not taking the traditional risks that most banks seem to like, which is tail, market and credit risk. Instead, we’ve substituted operational risks that we can be better operators.

André Hardy — RBC Capital Markets — Analyst
Okay, let’s talk about the U.S. because, clearly, the integration of Commerce will get a lot of focus, as well will your initiatives with Banknorth. So perhaps address integration risk, what you see as being the largest risk with Commerce.

Ed Clark — TD Bank Financial Group — President & CEO
I don’t want to say that we’re not — because the moment I stop worrying, then I’ll have a problem. But I do think that we come at this with a lot of success in taking these entities. As I say, I think one of the great characteristics of TD — and I was bought, don’t forget, by TD — is that you can go across TD and say, well, how many people came from Canada Trust? And a bunch of hands go up. Or you go into TD Securities, how many came from Newcrest? You go to Meloche Monnex, how many are still in Newcrest? You go to TD Ameritrade. How many in TD Ameritrade?
We have a whole series of buying businesses and keeping the leadership team and motivating them and proving to them that they can grow their business faster as part of our team than they could do it if they’re on their own.
And so, I think the core risk that the outside worries about is that we will blow that, as I would say, they will come along and close them off Sundays or take the wow factor out and remove the dog bowls or something stupid like that. I don’t think that’s what our history is. That’s not what we would naturally do.
So I think it doesn’t mean that there are not lots of issues, and I would say we’ve made the game to be open with people. We’ve made the problem somewhat more complicated than it needs to be because we are making this into a North American bank at the same time. And so, this is almost a three-way merger between Banknorth, Commerce and TD. I think in the end of the day that will produce a yet more powerful engine, but it does mean it’s a little bit more complicated.
But I think the great news is that we continue to have positive surprises as we get to know Commerce better, and so I think we’ve got the people engaged. I think they actually do believe. And in this game, that’s what you have to have. You have to have passion and believe and everyone aligned as to where you’re going to go.

And I think we have the potential of occupying a space that no one else occupies, a convenience service space. It’s something I’ve believed passionately in for more than 15 years. I think it just constantly proves itself out, and I think that’s what we want to do is create a North American bank that owns that space.
Unidentified Company Representative: Sure. And on the topic of credit — I think I drank out of that.

Ed Clark — TD Bank Financial Group — President & CEO
Sorry, that’s yours. Sorry.

André Hardy — RBC Capital Markets — Analyst
But on credit risk, maybe discuss credit risk within Banknorth, as well as Commerce, and clearly we’ve had higher provisions at both banks. What’s needed to take those provisions higher? Do we need to see deterioration beyond the asset classes that we’ve seen so far, and what could be next, in your view?

Ed Clark — TD Bank Financial Group — President & CEO
Yes. I think, frankly, we continue to be surprised how well both of those portfolios are doing. And so, I think one of the interesting dilemmas for everybody in financial services is you go out there and you look at that market and stuff like that, it is doom and gloom, and yet you can’t actually see it in your numbers. And so, you keep saying, well, it’s got to start showing up in my numbers because the world is going to hell in a hand basket, but it isn’t showing up.
And so, yes, we’ve been increasing our provisions. In all cases, we’re increasing our provisions more than our charge-offs, and we’re quite consciously saying, go into this world and get the reserves. If you look at our numbers, we’re very conservative on our general reserves. We like to have — when we go into bad times, we like to have some money stocked away. And so, we are going to continue to grow and increase our reserves as long as the world looks like it’s that bad. But so far, NPAs are not growing rapidly in the United States. I think that’s an anomaly that we can’t figure out.
So I think our view would be if this current — what has been a financial crisis turns into a general U.S. heavy slowdown, both of those entities have to be affected, but they will be positive outliers in the way they’re affected because of the nature of the portfolios that they have.
The other thing that I think investors have fastened on is that we do have $4 billion of Alt-A portfolio in the Commerce, which we’ll be inheriting. What we’re going to try to do is when we close that transaction is we will make a decision whether to keep that. It’s a portfolio that we can dispose of. It’s not like it’s not a no-bid world out there, and so we’ll make a decision of whether to dispose of it or not.
And we will lay that decision out transparently for the marketplace. So we will show you, if we decide to keep some of it, why, what default rate you have to believe or what housing price scenario you would have to believe, given where the market bids are. But we will mark it to a price that we could actually exit and have that option.

André Hardy — RBC Capital Markets — Analyst
And is that where there would be the most risk from a credit perspective? Because a lot of questions I get is, well, what about the securities portfolio of Commerce Bancorp. What’s in there? Should I worry? Should I not worry?

Ed Clark — TD Bank Financial Group — President & CEO
I don’t think you should worry in the sense that we’re going to mark it to a price that we can clear it at, and when we did our models, we were assuming that. I would say that for the rest of the portfolio, those prices haven’t changed. And in fact, as you know, there’s a fair amount of negative convexity in that portfolio that we want to get out of, and we did for a lower price than we thought.
We’re probably, I think, unless the world changes, the Alt-A will come in at slightly lower price than what we originally thought, but I don’t want to say the dollar is millions of dollars or nothing, but the reality is this will be a mark to market. It will affect our capital structure, but not in a significant way.
And so, we will not hold that portfolio unless we’re absolutely confident we’re going to get our money back. We’re going to get more money than it would be to get rid of the portfolio. And as I say, what we’ll do is lay out for investors so you can see the exact assumptions we use and make up your own mind whether we’re crazy or not.
So I don’t think that poses any earnings risk going forward. Obviously, I think the earnings risks come from just the general slowdown, and banks do less well. The whole world slows down, and then they do that. And we can’t outrun a U.S. recession. We are what we are. We can’t outrun a Canadian recession.
But should we be a positive outlier in that? Absolutely, or there’s something wrong with our business model.

André Hardy — RBC Capital Markets — Analyst
Sure, and about it was last summer, I believe in June, that the bank laid out some fairly specific objectives in terms of profitability of Banknorth and there’s been a very fast slowdown in the economy. Deposit growth or deposit margins are more competitive. Should we still expect the bank to target those numbers?

Ed Clark — TD Bank Financial Group — President & CEO
I think Mr. Masrani has got that message quite clear. What I said at the end of the fourth quarter, which I would say today, I can’t tell you the numbers you’re referring to, as we said, $700 million next year, $1.2 billion the year after. I think our job is to manage the business to deliver those, subject to the exchange rate. If we go to $1.10 or $1.20, he can’t outrun that. But within the range, as long as the exchange rate is par or below, I think we have to try to manage our expenses, expansion of that business, such that we deliver those targets.
I’m certainly, as an investor, saying, okay, enough all right. It’s a lovely dream. I love your ability to (inaudible) North American franchise, but I also want you to make money when you do it. And so, he’s got to hit those targets.

André Hardy — RBC Capital Markets — Analyst
And is the door closed for acquisitions in the U.S. for now with this integration?

Ed Clark — TD Bank Financial Group — President & CEO
You’ll never get me to say lock the door, throw away the key. I can’t see it, myself. I think right now what’s coming available in the U.S. It’s rather interesting to me why there, in fact, haven’t been even more acquisitions. Part of it is that most of the acquirers are on their knees, are out in Asia looking for money. But I think it’s also because the things that you’re acquiring are only available to you because they have to be recapitalized.

So you have to have double money. You’ve got to be in a position where you can acquire, but you also have to have a position where you can actually recapitalize what you’ve just acquired.
And frankly, we’re not in that position. We don’t have a lot of surplus capital. And so, I don’t think — unless it was actually a good asset, I don’t see us swooping in and buying something that has to be recapitalized.

André Hardy — RBC Capital Markets — Analyst
TD Canada Trust has been an unbelievable bottom-line performer for the bank, and with the extra opening hours, it seems like expense growth is about to rise, and you’ve pointed that out to the Street. Visa growth sounds like it may slow, and so what — commercial loan losses probably have nowhere to go but up. Can TD Canada Trust still deliver double-digit growth in that kind of environment?

Ed Clark — TD Bank Financial Group — President & CEO
I think it’s going to be difficult. That’s what we’ve been saying to the market. I think I’ve been saying this for five years. I don’t think you can have one of the five banks in the retail space take so much market share in both revenue and profit every year consistently at such high levels as we’ve been doing. That’s why we said, well, you better try to find other areas of growth because this dream story has to come to an end.
Now, coming to an end, I think our cultural thing that I have to manage internally is I have this retailer, if you do it widely and include wealth management, that’s been growing 15% a year in profits every year for five years, and they think if they start to grow at 7% to 10% they should shoot themselves. And I sit there and I used to dream of trying to get up to 7% to 10%.
And so, they would say that’s because they’re better managers than me. But I can only dream, they can actually do. And so, I do think they have to come down. My test is, but are you still outperforming? And that’s really the only fair test to hold them to, and I think that’s, again — I don’t want to have you all go rush out and sell my stock, but the reality is that this isn’t this complicated what we do. You can’t mobilize a company of this size and make it complicated. That’s our beauty. It’s got to be simple, understandable by everybody and consistent.
People say, you gave the same speech today you gave 15 years ago. Right. And if they keep me another 15 years, I’ll still give you the same speech. So our models are pretty simple. And I think as a result of this meltdown, all of the banks will shift their strategies to look more like us. And maybe they won’t execute them quite as well as us, but they will execute them. They’re not stupid. They’re good businesspeople. And so, that’s going to create a more competitive environment, and I think it’s going to get harder and harder for us to outperform by that margin.
But we own the convenience space. We own the service space. And so, any measure you want on service, we’re number one. Clearly, we’re number one on convenience. That’s what we’ll be in the United States. They are the linchpins of all retail banking, and they are hard to knock off someone that owns that brand, and that’s the brand that we own. But I do think we — it will slow down.

André Hardy — RBC Capital Markets — Analyst
And has the gap changed at all on the service surveys or —?

Ed Clark — TD Bank Financial Group — President & CEO
Not if you look at the Synovate. I mean, because we don’t do Synovate or you look at J.D. Power. I’d say what is interesting in both of those is what they are saying is that people — everybody is upping their game. So everyone will come and tell you my service numbers are better than they were last year, but they actually aren’t closing the gap. And so, I think it has been amazing to me — I remember when I did the merger and people said, well, Canada Trust’s service model will get destroyed.
I mean, we are operating TDCT at way above the Canada Trust service model, way above the Canada Trust service model. So the consumers have had this battle, which is what you want in the competitive space, has been a tremendous battle in terms of actually improving people’s service.
And so, it’s just a relentless push to get better service, but I think the big advantage we have is that we couple that with 50% longer hours. And everywhere we go, if you do that on a consistent basis, not like I’ll have four branches open on Sunday someday, but you actually sit there, open at 8:00 six days straight, however you want to express it, the consumer says, I know they will be there for me, you can put those two together. That’s hard to knock someone out of that position.

André Hardy — RBC Capital Markets — Analyst
Okay. And in terms of credit, within TD Canada Trust, there’s the commercial side and the personal side. Address perhaps the Visa issues for us, please. And also, on the commercial side, are you seeing early signs of deterioration, whether it’s in the actual numbers coming out or perhaps the size of the watch lists?

Ed Clark — TD Bank Financial Group — President & CEO
So just to do the second one and then come back, the answer is no. So it remains an anomaly, like, surely this is happening. So we are not seeing it. Now I would say, and to be fair, we have been historically extremely conservative lenders. And so, we have, in fact — we only recently started to move our market share in the commercial side up at all. And so, we’ve had 10 years or 15 years, TD after 1991 put a pretty tough regime in place on the commercial side. I think that was economically the wrong decision, made more money. It would have been better for the franchise not to, but it has — you get lucky every once in a while. And it has a benefit that we’re going in here with a very, very conservative book. So we may be an anomaly, but we’re just not seeing it on the commercial side. I think we will, but we are not seeing it.
On the Visa side, we would say that we are not seeing a general deterioration. So if I take VFC that we bought, where you might — there is a subprime lender, you would have thought lead indicator. Not seeing it there. And so, we’re not seeing it in our small business file.
So Visa we still believe is a TD problem, not an industry problem, and reflective of the introduction, where we introduced our new scoring cards. We probably weren’t tough enough in holding them down. So we opened up the door a little too early. We’ve shut that door so the pig is now fully in the snake, and we can just see it moving along here.
And so, we think the new cohort doesn’t look like the old cohort, and I think the bigger issue is will we get this pig through the snake before the inevitable slowdown comes and now we are having an industry problem rather than just a TD problem? I think that getting the snake through is still another couple of quarters, but that’s all it is.

André Hardy — RBC Capital Markets — Analyst
So, in other words, the old cohort is still seasoning somewhat. It hasn’t crested yet. Okay.
In wholesale, the bank has risen in the lead tables in recent years. The guidance for earnings has not changed. Is that a function of a more comfortable relative position but less comfort with markets in general, or is there something else to it?

Ed Clark — TD Bank Financial Group — President & CEO
Yes, I think it’s fair to say a lot of things came together for us that were positive, and so I’m not sure — like we have now $3 billion of capital. We actually have increased the capital from $2.5 billion to $3 billion in this business, reflecting just the more on-balance sheet stuff, the re-intermediation that’s going on. And so, we keep on saying do I actually fundamentally believe this is better than a 20% business run in the way we run it? And I don’t, to be honest with you.
I’m happy with it. It’s only 15% of my earnings. I don’t have excessive expectations. I want to run a shareholder-friendly dealer that has a franchise stake, and I think that’s very complementary to the rest of my businesses. But I’m not trying to be heroes in that business. So I do think people keep on pushing it to say it’s going to be worth more. I say, well, maybe in good times it will, but I don’t see that over the long run it ought to be. But I think as you look at 2008 and 2009, again, you have to believe that a lot of good things happen and there are not going to be as many of them in this world.
And then the other factor for us is we’ve had significant security gains over the last five years. We run a very good strategy on that side. But again, you turn those markets down, both happens, our head office portfolio loses value, but also the exit of our merchant banks, you don’t go out at such multiples or you don’t go out at all. And so, put those together, I think having modest ambitions for that dealer.
With my luck, we’ll do too well in the first few quarters, and you’ll call me a liar. But I think generally I’m not sure that we should be moving it up so dramatically.

André Hardy — RBC Capital Markets — Analyst
And some of the competitors have had issues in the capital markets business. Has that allowed you to further increase market share, whether measurable by lead tables or numbers of people the bank hired or employs?

Ed Clark — TD Bank Financial Group — President & CEO
No, we haven’t seen it. No, I don’t think they’ve damaged their fundamental franchises by those. Obviously, I think there’s a management distraction factor, and so it’s certainly better to be spending our time worrying about our business than worrying about how we solve problems. But, no, I think they’re all — in fact, if anything, I would say even in this area, where we’re not famous for it, I think our competitors are a little irritated by how well we’ve done in this since we’re supposed to be a bunch of retailers who don’t know anything about the capital markets.
And so, the fact that we’ve done so well kind of irritates them. So I think, in fact, you’re going to expect it to be pretty competitive. So I wish it were true, but not true.

André Hardy — RBC Capital Markets — Analyst
Sure. And is there any update on the BCE situation? Your comments remain what they are?

Ed Clark — TD Bank Financial Group — President & CEO
No. I knew everyone stews and worries about it. I would like to tell you that I’m stewing and worrying, but I’m not. As you know, we’re required for accounting purposes to make sure that we fairly value it. We’ve been doing that, and we don’t expect it to have any material impact on our earnings. And so I was comfortable when we did it in the first place and I’m just as comfortable today.

André Hardy — RBC Capital Markets — Analyst
Okay, Ed, going back down into the U.S. and we didn’t talk much about TD Ameritrade, how did you expect a broker-dealer to behave, or their clients, to behave in a recession? How big a risk is it to the top line? And the other question is it’s an open secret that Ameritrade and E*Trade have talked in the past. Under what conditions would the bank consider supporting a deal there?

Ed Clark — TD Bank Financial Group — President & CEO
Well, in the first one, I’m not sure that it’s so obvious it’s recession. What drives trading is more what’s happening in the capital markets. And so, particularly Ameritrade, as the number-one active trader, I think there are some very specific volatility-related factors. NASDAQ historically has been (inaudible) trades. Clearly, this has been a phenomenal environment. So it’s quite staggering what’s happening in terms of trading activity in this environment.
So everyone else can be doom and gloom, but if you’re in the discount brokerage business, it’s not doom and gloom time. And so, I think at the moment this has been a great business. I would say, and let me just keep emphasizing, what we’re trying to do with TD Ameritrade is to widen it and to make a difficult, difficult change to make it from being just a trading platform into also a long-term asset gatherer.
And the good news for us has been we said we have kind of a couple of years of earnings that are being paid for the synergies while we do this out. The good news is that we now end up having a financial debacle that’s created volatility that’s also giving us great earnings to provide air cover. But in the long run, the success has got to be to diversify that earnings stream from being purely transaction driven. And we’re quite pleased with what’s going on in the brand system and the asset-gathering capability that we’re starting to see some really positive things on that side.
Without commenting on whether or not we have or have not had discussions with E*Trade, we took a position all the way along that we didn’t like that balance sheet. And so, I think they actually had a nicely run brokerage operation. I think there obviously are synergies to put them together, but we’re not going to change the fundamental business mode of TD Ameritrade to get it into the asset risk business. We think there’s been a huge multiple advantage in having a pure play to say they’re in the brokerage business. And so, it’s a very complicated situation in E*Trade, and whether in that (inaudible) you could ever find a way to have a deal where we didn’t take asset risks is hard to know.

André Hardy — RBC Capital Markets — Analyst
Now, you mentioned earlier TD Canada Trust and TD Banknorth and Commerce becoming a North American bank. Where does TD Ameritrade fit in that?

Ed Clark — TD Bank Financial Group — President & CEO
Oh, I think TD Ameritrade fits perfectly. We would like in the long run to be offering, just as we have in Canada — TD Waterhouse offering it in the branches. We’d be offering TD Ameritrade in the branches. We also are talking to them about using, just as we do TD Waterhouse platform here, to give us economies of scale in all our advice business.

I mean, one of the things when I came into TD, we were using different platforms in the wealth management area, and I said, well, we’ve got the biggest broker in Canada here in TD Waterhouse. Why are we not using that platform as our advice platform? I think we can do the same thing, because one of the things we want to do along Commerce, as you know, there’s imbalance between deposits and assets in Commerce. You can either solve that by getting more asset-gathering capacity, but you can also do it by dis-intermediating the deposits and getting into wealth management.
So we’re going to be extending our wealth management capability here in Canada down alongside Banknorth and Commerce. But in order to have the scale economies, the right way to do that is to use the TD Ameritrade platform, just as TD Ameritrade does that for the RIA world already in the United States. So it’s not like we’re distorting what their business plan is. They do that business plan.
And so, we’ll either be selling them directly, as if you want to do it yourself, or you want someone to hold your hand. But in both cases, they’ll be doing that off of that platform. So I think that’s the connection.
We also, as you know, provide banking to TD Ameritrade and I think we will probably look at opportunities where we can go after their six million customers. They’re a pretty nice customer base. And I think with the Commerce deal, there’s more of a geographical overlap between their customer base and our customer base.

André Hardy — RBC Capital Markets — Analyst
Going back to credit risk, you’ve addressed credit risk in Canadian commercial, retail. You’ve talked about the U.S. What about the corporate side? We don’t talk much about corporate credit risk anymore, with default rates where they are, but what would be the triggers for that to turn, in your view?

Ed Clark — TD Bank Financial Group — President & CEO
Well, I’d like to get through this whole recession and never tighten the bolts. (Inaudible) in TD Securities. So we’ve been running — if you just take a look at our outstandings, they’re pretty dramatically low. The quality is very, very good. We’re very aggressive buyers of credit protection, so basically where we want to do deals that we want to do on the investment bank, franchise side, if you will, but we don’t like the credit, then we have the discipline to say you didn’t pay up. Either this deal can pay for the cost of the credit or it can’t.
We run a world of economic — throughout the bank, people get economic profit, and that they’re working to maximize the economic profit for the shareholders. That doesn’t mean we won’t have an accident in TD Securities. It’s hard to believe you can’t, but we’re certainly trying to get through where we don’t have an accident.

André Hardy — RBC Capital Markets — Analyst
Okay, thank you. And what we’ve been doing with the other participants is at this stage opening it to questions from the audience. So we’ll do that now. And again, if you could wait for the mike before asking your question, please.

QUESTION AND ANSWER

Ed Clark — TD Bank Financial Group — President & CEO
You’re going to have to help them out here and ask a question here, Jeremy.

André Hardy — RBC Capital Markets — Analyst
Either I’m doing too good a job at asking questions, or you avoiding mistakes, but one thing that I do get the question, and somebody will say, well, I think the U.S. economy is going to be awful. Therefore, anybody with exposure to the U.S., I don’t want to be in.
How would you answer that? Because obviously TD has made a big investment in the U.S. at a time when the economy is about to slow. How would you answer that question?

Ed Clark — TD Bank Financial Group — President & CEO
I guess we’re not running — in fact, we’re not running a hedge fund here. We’re running a big operation, a franchise play. And so we’re not trying to go in and out and so I think you end up deciding. I look at the Commerce deal, and I think that’s really the case in point, and say even if I’d had perfect foresight, would you walk away from the Commerce hoping that at some point you could duck back in a year later and buy it for 15% less?
That’s not the business I’m in. I’m in the business of building great franchises, and if I can make money buying at the price I did, should I then say, no, let’s walk away from that, because I could earn 15% more by trying to get market targets. That’s not the business I’m in.
So what I would say to people is my obligation to the shareholders is to tell them what I’m in and not do something I’m not in and I shouldn’t be in and that’s inconsistent with that. And so I’m in the franchise retail businesses and I’m in the securities business, the franchise security business, not roll the dice on long-tail risk business. That’s the business I’m in.
That may be in favor, out of favor, may be a good year, a bad year. I’m not going to change my strategy or my timing to try to guess where the markets are going to be on that. And that’s what your job is. You can say — as I said to someone else earlier this morning, I’m in the Jell-O manufacturing business. You don’t like Jell-O this year? Sell me and get out — I’m going to keep doing the same thing. And so I just don’t think you can run these franchises.
What makes us so powerful is that we’ve been doing the same thing every year, and I think people keep on — I know I get accused of being a micromanager. I’m actually not a micromanager. I am a hands-on manager in the sense that I expect everybody who runs my business — nobody can be an operator and not know what’s going on in their area. But that’s different from being a micromanager.
In fact, we are incredible delegators, because we spend all of our time making sure that everyone understands what our strategy is, everyone understands what our value system is, what’s the parameters at which you can make decisions? You can’t change those every two or three years because you woke up with an epiphany that you were doing something dumb here and you ought to be doing something dumb there. And so, I think that says to you if you can find something that looks like you, which is what Commerce was, that gets it, there are only two or three banks in all of the United States that get it, that know how you can steal market share every year from your competitors.

You don’t sit there and say, well, jeez, the U.S. might be in a recession. You might be in a recession five years from now, too. So you’re not going there — you’ve just got to go in. You build franchises. That’s what we do for a living.

Unidentified Audience Member
Could you say a little bit about your quantitative sort of assessment framework for acquisitions, whether that’s some kind of target or targets of one kind or another, just how that fits into the decision-making process?

Ed Clark — TD Bank Financial Group — President & CEO
You mean like what kind of rates of return we expect?

Unidentified Audience Member
Right, whatever you, as a firm, focus on. What metrics do you focus on and then what the targets for those metrics are prior to buying?

Ed Clark — TD Bank Financial Group — President & CEO
Well, I would say from an IRR point of view, we’re probably in the 15% to 17% range. It obviously depends on the risk, but if you’re talking about our conventional business being in the retail business 15% to 17%, we tend to have an ROIC target that says within two or three years we definitely want to be north of 8%.
I think our criteria today in terms of U.S. acquisitions will be much higher than 8% for our ROIC, because we’ve reached critical mass, so I think when you’re number three in New Jersey, number three in Philadelphia, number five in Manhattan, number five in Massachusetts and number one and two everywhere else, you’re not sitting there saying I can’t have critical mass. So I think you’re not going to do quite as hawkish eight stick rates of return.
I was telling someone else, like, when we did the Commerce deal, we built a model for every single branch, and we modeled out, simulating them for no branch expansion, failure on these parts of the businesses and stuff like that. So we’re pretty anal on doing our — no one accused us of doing too few numbers.
In the end of the day, though, what I would say — we were having this discussion actually the other night on one group. They were looking at a small acquisition and they said, we can make a lot of money on this, and I said, but will it make any difference to us strategically? Why are we wasting our time?
And so I do think you really want to have the discipline to say is this consistent? I go back — I was thinking about this when I was thinking about this meeting today. When we look at the structured products area, as it happened, when I looked it, I came to a view that this was just cruising for bruising, that it was pretty obvious that this wasn’t on a sustainable business model that people were running.
But I can remember saying to people, but, you know what? It probably won’t collapse in my business’s lifetime. So I’m going to get out of something that will cost the shareholders money here even though it probably won’t cost for me personally.

But the important thing I think for investors to know is even if I didn’t think it was unsustainable, I would have gotten out of it, even if it was making money, because it was not an appropriate thing for us to do, given what we’d promised the shareholders is the business model we’re running.
If I was running — if I stand up and have a big sign, which some financial institutions do, which says I take tail risk and I’m really good at it, it is an appropriate thing. But in our case it wasn’t. So it’s important — I do think that you want to run in the organization to say does this fit our strategy, and not let the system drip off and say, doesn’t quite but we can still make a lot of money on it.
And so I think that matters to much as much in an acquisition. You had a question.

Unidentified Audience Member
When you think about growth opportunities in the U.S., right now it’s predominantly retail and Ameritrade. So when you think about growth opportunities into the U.S., predominantly retail and Ameritrade at this point, is there any scope or any appetite to expand the role of the commercial and investment bank opportunities there?

Ed Clark — TD Bank Financial Group — President & CEO
I think there’s a lot of role to expand our wholesale side, alongside Commerce. Jeremy wanted to (inaudible). So I think one of the things that really excites us, if you think of what we’re trying to have in a dealer, and under Bob Dorrance, is a franchise play, whether it’s the institutional investor franchise or the issuer.
And so you go down, and clearly with both Commerce and Banknorth — I mean, Commerce, you see it even more. Commerce has unbelievable relationships with a lot of great companies because they just love how good service they get from them, but they can’t do anything with those relationships because of their capital size or their sophistication. So we certainly have found in Banknorth doing LCs, foreign exchange, all the stuff that’s not interesting to most people but makes a lot of money in a dealer. That is the kind of businesses that we love. And so we think we can build out a fairly conventional bank, corporate bank, alongside those two entities there.
I don’t see us doing acquisitions to get there, and I think if I have a caution is what’s the dead zone for me? The dead zone in the United States is you go in and then someone says, well, then why don’t we start to build out here this mid-tier wholesale players and you get into this and you get into that and you start extending yourself out and then all of a sudden you’re going head to head with the top five or six guys and you have no competitive advantage. And so I think you have to have limited ambitions, just constantly keep limited ambitions in that space. But I think there’s lots of money to be made with a limited ambition strategy off that.

Unidentified Audience Member
I just wondered if you could talk a little bit more about the U.S. retail expansion. Whenever I talk to anyone in the industry right now, they talk about the level of due diligence that TD’s been through and looking at Commerce Bancorp as being exceptionally high. And then when I talk to your executives, they say the same thing and your confidence is very high. But if you go back to the early history of Banknorth, probably in hindsight there were some decisions made about changing its business model was more piecemeal over time. And then, secondly, the last couple of acquisitions that Banknorth made probably didn’t work out the way that Bill Ryan would have liked them to do.

What have you learnt this time around from what I would say were mistakes last time around about both the process and the due diligence and what’s giving you greater confidence that this time the due diligence was better?

Ed Clark — TD Bank Financial Group — President & CEO
Yes, I think, Jeremy, is that gets to the heart of the issue. We made a conscious decision that turned out — definitely had consequences to it, that we wanted to go in in steps at a lower-risk strategy, so we bought 51% rather than bought 100%. But buying 51% had a lot of implications in it, which was you weren’t going to come down and own 100% and run this exactly the way you want to run it.
You were going to let us run it, with elements of negative control, but not positive control. And that was the flipside, I think, of that deal. And so it was only really when we decided to privatize it that we said well, now we are going to change your business model fairly fundamentally to the business that we like. But I guess obviously you spend a lot of time, if you don’t, you’re a fool, going back over it and saying, would I have done it the same way as before? I’m not sure that I would have, actually. I don’t think that’s just pride preventing me from coming to grips with issues.
I think we would not have been able to do the Commerce deal without Banknorth. I would never have had the guts to just go in and buy something, especially something at 21 times P/E without Banknorth. We would have never done it, and we wouldn’t have brought the economies of scale.
What we did get in Banknorth, which is what we wanted, was a very good operating platform, people who get it, who live profitability. All of that part was correct. They had a model which was an old model, great commercial bankers, very solid commercial bankers. We like that. There’s been no asset surprises at Banknorth, but their model is like all the U.S. banks is, tie that to a deposit-gathering machine that really that’s all it does. It’s not a retail bank, and so we probably I think underestimated how far away that deposit-gathering machine was from what we think of and, secondly, what the consequences of constantly acquiring is, of taking energy away from your building an organic growth engine.
But the reality is, as I say, we wouldn’t have gotten Commerce — I couldn’t have afforded it without the economies of scale of putting the two together. And I’m not sure I would want to be taking on the venture of Commerce with none of the operating skills that essentially Banknorth brought.
And so, all in, I don’t take a lot of huge — certainly not lessons when I look at the Commerce. The issues in Commerce are so different. They clearly get retail and so maybe I’ll find out three years from now I’ll be answering this question, and I’ll say, well, there are another couple of things that I haven’t seen, but I don’t think they’re the same sort of issues.

André Hardy — RBC Capital Markets — Analyst
Okay, well, thank you, Ed. We’ve gone a little bit over time, but thank you very much for your time.